[BAKER DONELSON, BEARMAN CALDWELL & BERKOWITZ, PC LOGO]	COMMERCE CENTER SUITE 1000 211 COMMERCE STREET NASHVILLE, TENNESSEE 37201 PHONE: 615.726.5600 FAX: 615.726.0464 MAILING ADDRESS: P.O. BOX 190613 NASHVILLE, TENNESSEE 37219 www.bakerdonelson.com

Laureen K. Kuzur
Direct Dial: (615) 726-5768
Direct Fax: (615) 744-5768
E-Mail Address: lkuzur@bakerdonelson.com

January 3, 2007

Ms. Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F. Street NE
Washington, DC 20549-3628

VIA EDGAR

Re:	CBRL Group, Inc. Schedule TO-I Filed on December 13, 2006 (the “CBRL TO”) SEC File No. 005-60679

Dear Ms. Murphy:

As counsel for CBRL Group, Inc. (the “Company”) I acknowledge receipt of the letter dated December 21, 2006 (the “Comment Letter”). For your convenience, we have reproduced in their entirety the comments from the Comment Letter; the Company’s responses immediately follow the applicable comment.

Schedule TO-I
Exhibit (a)(1)(I)
1.  COMMENT: The press release included in this exhibit appears to have been a preliminary communication. Please confirm that you understand your preliminary communication should have been filed under cover of Schedule TO-C and that communications subsequent to or that otherwise amend the offer to purchase will appear under cover of Schedule TO-T/A.

        RESPONSE: Exhibit (a)(1)(I) to the CBRL TO, which was filed as Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the Commission on December 6, 2006 (the “Form 8-K”), may have been a preliminary communication. When filed as an exhibit to the Form 8-K, the box on the front of the Form 8-K indicating that a preliminary communication was being filed inadvertanty was not checked. We hereby confirm, on behalf of the Company, that Exhibit (a)(1)(I), to the extent that it constituted a preliminary communication, should either have been filed under cover of Schedule TO-

C, or, in the alternative, the box for pre-commencement communications on the Form 8-K should have been checked. Any communications subsequent to the Schedule TO-I filing or that otherwise amend the offer to purchase will appear under cover of TO-I/A.

Exhibit (a)(1)(J)
2.  COMMENT: You stated in this press release that all forward-looking information was provided pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. Sec Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

        RESPONSE: We confirm that the Company will avoid making reference to the Private Securities Litigation Reform Act of 1995 in all future communications in connection with the tender offer.

Offer to Purchase
Summary Term Sheet, page 1
3.  COMMENT: Refer to the question “Are there any conditions to the tender offer?” and the related answer. It appears that the disclosure in (sic) describes conditions to the offer. If so, please revise here, and throughout the offer document, as necessary, the condition described in the sixth bullet point. Note that conditions may not be subject to your sole discretion and that you should include a reasonableness standard. The ability of the issuer to determine, in its sole discretion, whether a condition has occurred may render the offer illusory.

        RESPONSE: The Company is filing herewith an amendment to the CBRL TO to amend Item 4(a) as follows:

•
In the Summary Term Sheet, the sixth bullet point in the answer to the question “Are there any conditions to the tender offer”, which begins on page 4 of the Offer to Purchase, is hereby amended and restated to read as follows:

“In our reasonable judgment, no material adverse change in our business, condition (financial or otherwise), assets, income, operations or stock ownership has occurred.”

Conditions of the Offer, page 31
4.  COMMENT: See our comment above. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, please revise the conditions that relate to a material impairment of the contemplated benefits the bidder may enjoy from the offer. Please revise to specify or generally describe the benefits of the offer to you so that security holders will have the ability to objectively determine whether the condition has been triggered.

         RESPONSE: The Company is filing herewith an amendment to the CBRL TO to amend Item 4(a) as follows:

•	The phrase “, or otherwise materially impair the contemplated benefits of the tender offer as described in Section 2” is deleted from the second sub-bullet point on page 32 of the Offer to Purchase.

•	The phrase “, or on the benefits of the tender offer to us as described in Section 2” is deleted from the first sub-bullet point on page 33 of the Offer to Purchase.

Interests of Directors and Officers, page 27
5.  COMMENT: With respect to your disclosure in the second paragraph of this section and in the first paragraph of page 40 please tell us why you need to qualify your disclosure “to [your] knowledge.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

        RESPONSE: Information regarding transactions in Company stock by directors, executive officers, affiliates and subsidiaries is reported to us by such persons through filings made pursuant to Section 16 of the Securities Exchange Act of 1934 and/or questionnaires completed in connection with the commencement of the tender offer. Accordingly, the information disclosed in this section is based upon information provided to the Company by such persons and the Company must rely upon the information as provided to it. Because the Company cannot independently verify this information provided to it by such persons, the Company believes it is appropriate to include the qualifier “to our knowledge” when providing this disclosure.

Material United States Federal Income Tax Consequences, page 42
6.  COMMENT: While you may recommend that security holders consult their individual tax advisors with respect to their particular tax consequences, you may not “urge” them to do so. Please revise.

        RESPONSE: The Company is filing herewith an amendment to the CBRL TO to amend Item 4(a) as follows:

•	The fifth paragraph on page 43 of the Offer to Purchase is hereby amended and restated to read as follows:

“We recommend that shareholders consult their tax advisors to determine the federal, state, local, foreign and other tax consequences to them of the tender offer in light of the shareholder’s particular circumstances.”

Extension of the Tender Offer, page 45
7.  COMMENT: We note you have reserved the right to extend the offer “at any time and from time to time.” Please revise the disclosure in the first paragraph of this section to make clear that any extension will be made in compliance with Rule 14e-1(d).

        RESPONSE: The Company is filing herewith an amendment to the CBRL TO to amend Item 4(a) as follows:

•
A new sentence is added to follow the first sentence in the first paragraph of Section 14 (“Extension of the Tender Offer; Termination; Amendment) beginning on page 45 of the Offer to Purchase. The new sentence reads as follows:

“Any such extension shall be in compliance with Rule 14e-1(d) under the Exchange Act.”

Letter of Transmittal
8.  COMMENT: We note that on page 10 of the Letter of Transmittal you improperly require tendering security holders to certify that they (i) have “read and understand” the offer to purchase and related letter of transmittal, and (ii) have consulted their tax advisor and financial advisors with regard to how the tender offer will impact their personal situation. Please revise to delete the requirement that security holders make the referenced certifications. Alternatively, amend the form to include a legend in bold typeface that indicates you do not view the certifications made by security holders as a waiver of liability and that you promise not to assert that this provision constitutes a waiver of liability.

       RESPONSE: The Company does not view such certifications as a waiver of liability under the federal securities laws and would not assert them as such. Accordingly, the Company is filing herewith an amendment to the CBRL TO, revising the Letter of Transmittal, filed as Exhibit (A)(1)(B) to the CBRL TO as follows:

•	A legend in bold typeface is added to follow the third full paragraph on page 9 of the Letter of Transmittal. The legend reads as follows:

“THE COMPANY DOES NOT VIEW THE FOREGOING CERTIFICATIONS THAT THE UNDERSIGNED HAS READ AND UNDERSTANDS THE OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL AND HAS CONSULTED TAX AND FINANCIAL ADVISORS AS A WAIVER OF LIABILITY. THE COMPANY REPRESENTS AND WARRANTS THAT IT WILL NOT ASSERT THAT SUCH CERTIFICATIONS BY THE UNDERSIGNED CONSTITUTE A WAIVER OF LIABILITY.”

On behalf of the Company, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me with respect to this response to the Comment Letter and the Schedule TO-I/A being filed herewith.

                    Very truly yours,

                    BAKER, DONELSON, BEARMAN,
                    CALDWELL & BERKOWITZ, P.C.

                    /s/ Laureen K. Kuzur

                    Laureen K. Kuzur

cc:  N.B. Forrest Shoaf, Esq.
   Gary M. Brown, Esq.